June 22, 2010

VIA EDGAR AND
OVERNIGHT MAIL

United States Securities
   and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, D.C.  20549
Attention:  Jeffrey P. Riedler
                    Assistant Director

Re:	DC Brands International, Inc.
Amendment 1 to Registration Statement on Form S-1
Filed May 10, 2010
File No. 333-166714

Dear Mr. Riedler:

Thank you for your June 7, 2010 letter regarding DC Brands International, Inc. (“DC Brands”).  Enclosed is Amendment No. 1 to DC Brands’ Form S-1, which has been marked to show changes from our prior submission.  The changes in the revised registration statement are in response to the staff’s comments to the previously submitted material.  Also, in order to assist you in your review of DC Brands’ Form S-1, we hereby submit a letter responding to the comments.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

General

1.
 Please file as promptly as possible all exhibits required by Exhibit Table provided in Item 601(a) of Regulation S-K. We will need time to review these documents once they are filed.  We may have further comments upon examination of the exhibits.

United States Securities and
  Exchange Commission
June ___, 2010

Response: Complied with. We have added additional exhibits as required by Item 601(a) of Regulation 6-K to the Exhibit Table and filed the exhibits herewith.

2.
Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing we have not cited as examples, please make the appropriate changes in accordance with our comments.

Response: Complied with. We have revised the registration statement in accordance with your comments where applicable.

3.
We note from your recent press releases your statement that “DC Brands went public in 2005. . .” As this appears to be your first registration, please explain the statement that you went public in 2005.

Response: The Company’s common stock began quotation on the pink sheets in 2005. In future press releases, the Company will use more precise language such as “began publicly trading” as opposed to “went public” when referring to the commencement of quotations in 2005.

Risk Factors

“We have a limited operating history. . .” page 3

4.
We note your statement that you are subject to “all of the business risks and uncertainties associated with any new business enterprise.” This disclosure is not sufficiently specific to your business. Please revise your discussion to clarify particular risks to which you believe you may be susceptible as a new business.

Response: Complied with. We have revised the risk factor to appropriately disclose the particular risks to which we believe that we are susceptible to as a new business.

“We may need additional capital and may not be able to obtain it.”, page 4

5.	If true, please state that you have no commitments to obtain any additional funding at this time.

United States Securities and
  Exchange Commission
June 22, 2010

Response: Compiled with. We have added language to the risk factor that the Company has no commitments to obtain any additional funding at this time other than an accounts receivable factoring agreement.

“We are at risk for product liability claims. . . .”, page 7

6.
Please expand your disclosure to disclose your level of product liability insurance coverage and briefly describe what potential liabilities are and are not covered. Please also disclose the cost to you of such coverage, if material.

Response: Complied with. We have expanded our disclosure to provide the level of product liability insurance coverage and a brief description of the potential liabilities that are and are not covered. We have also provided the cost of the coverage.

“Our success is dependent upon our ability to protect and promote our proprietary right,” page 8.

7.
Please expand your disclosure to describe any risks associated with the loss of proprietary information through current of former employees, outside consultants or contractors and disclose whether you have any non-competition or confidentiality agreements with such parties to protect against the against these risks.

Response: Complied with. We have expanded our disclosure to describe the risks associated with the loss of proprietary information.

“We will be subject to law regarding the use of the internet. . . .” page 9

8.
This risk is not sufficiently specific to your business. Please revise your discussion to clarify why you believe you are particularly susceptible to this risk, or how you use the internet such that you may be susceptible to this risk.

Response: After reviewing the risk factor and the nominal percentage of revenue that the Company derives from internet sales, a decision was made to delete this risk factor in its entirety.

United States Securities and
  Exchange Commission
June 22, 2010

Business

9.
We note your disclosure that none of your products have been approved by the FDA.  Further, your disclosure appears to indicate that your products have not been subject of clinical testing for efficacy.  Please revise your disclosure to delete the below statements and other similar statements which reference proven results, research or achievement of particular results or revise such statements to remove the reference to proven results or research.  Alternatively, please modify your disclosure to include a discussion of research studies conducted with respect to your products, if any, and the methods and results which specifically support your statements below

•	Page 7: “In addition, such products have been proven to be more effective when taken in accordance with certain instructions.”
•	Page 8: “We believe that based upon our research H.A.R.D. Nutrition products superior products that have many health benefits.”
•	Page 10: “The Daily Basics is a wellness product that includes vitamins and supplements needed to maintain your body throughout the day.”
•	Page 10: “The Fat Fighter falls under the diet and weight loss category and helps suppress appetite and reduce sugar cravings.”
•	Page 10: “The Get Over It-Feel Better Now is a wellness product that is a blend of vitamins, herbs and minerals that aid in combating illness and hangovers.”
•	Page 10: “Whacked Energy is part of our energy line and is formulated to lift you up without any sugar crash.”
•	Page 10: “Wide Awake is also part of our energy line and is designed to recharge performance, strength and fitness training.”
•	Page 10: “Win is designed to increase stamina and endurance and aid in performance, strength and fitness training.”
•	Page 10: “Fix It! is a combination of proven herbs and supplements to help with arthritis and other joint pain.
•	Page 10: “Rebuild and Recover is a very potent combination of products targeted towards the serious athlete for post workout recovery and maximum muscle building while burning fat.”
•	Page 11: “Many of the performance and strength supplements are aimed at improving oxygen levels thereby delaying muscle fatigue and increasing stamina.
•
Page 11:  “The Wellness products are designed to supplement deficiencies in a diet in order to keep the body well and include cleansing products targeted at specific body organs and the removal of toxins from those organs.”

United States Securities and
  Exchange Commission
June 22, 2010

•	Page 11: “The wellness products are designed for use after a problem has occurred and include a supplement for coughs, cold and flu, an anti inflammatory and a sinus cleanse.”
•	Page 11: “The energy supplements are intended to provide a boost without the bad effects of a crash that can occur with sugar products.”
•	Page 11: “The weight loss and diet products are designed to reduce the absorption of sugar and other carbohydrates and increase metabolism.”

Response: Complied with. We have modified our disclosure to delete the above statements.

10.	Please revise your disclosure to attribute the below statements and other similar statements to the source from which you obtained the information.

•
Page 13: “Recently, the beverage industry has seen stagnant per capita carbonated soft drink consumption. Major industry players have responded to this by enlarging their range of beverages, expanding into sports and energy drinks, ready-to-drink tea and bottled water. These segments are growing at faster rates than the carbonated soft drink segment.”

•
Page 13: “The market for sports drinks grew by an estimated 3% in the year 2008, but had grown by an estimated 10.3% in the previous year. Energy drinks also grew 24% in terms of volume in 2007. Revenue for manufacturers of soft drinks, bottled water and sports drinks is anticipated to grow only moderately over the period until 2014; however strong growth is expected in bottled water, sports and energy drink segments given increasing health and wellness awareness of the public.”

Response: Complied with. We have revised our disclosure to include the sources from which we obtained our statements as well as additional statements and support

11.	Please include in your Business discussion an estimate of the amount spent during each of the last two fiscal years on research and development.

Response: Complied with. Please note that during the past two years no money was spent for research and development activities. We have included language to this effect in our business description.

United States Securities and
  Exchange Commission
June 22, 2010

12.
Please include in your Business discussion a description of the methods by which you developed each of your products as well as the methods through which each such product was tested to determine the achievement of desired and advertised results.

Response:    Complied with.  We have included a description of the methods by which we have developed each of our products and the methods through which such product was tested to determine the achievement of desired and advertised results.

13.	Please include in your Business discussion the information required by Item 101(h)(5) of Regulation S-K.

Response: Complied with. We have included the information required by Item 101(h)(5) of Regulation S-K in our business description.

History, page 10

14.
You state that, “In 2007, we changed the focus of our business away from energy drinks to developing, marketing, distributing and selling health related products.” Please expand your disclosure to disclose the winding down process with respect to your energy drinks business.

Response: Complied with. We have expanded our disclosure to disclose the Company’s movement away from carbonated drinks with sugar and caffeine to drinks that are vitamin fortified.

Existing Products
Our Functional Water Systems, page 10

15.
You state that “The Functional Water Systems have a shelf life of one year.” Please expand your disclosure to describe inventory procedures and practices implemented to accommodate the shelf-life as well as any associated risks, if applicable.

Response: Complied with. We have expanded our disclosure to describe inventory procedures and practices implemented to accommodate the shelf-life as well as any associated risks.

United States Securities and
  Exchange Commission
June 22, 2010

Our Nutritional Supplements, page 11

16.
You state that your nutritional supplements have been “produced with the help of over 100 athletes.” Please expand your disclosure to specifically describe how your nutritional supplements were developed and what role the identified athletes played in the development process.

Response:    Although we have received several constructive comments from many athletes regarding our products and its taste and effects, we did not conduct formal testing of our products with these athletes.  Accordingly, we have deleted the language that our nutritional supplements have been “produced with the help of over 100 athletes.”

Marketing, page 11

17.
We note your statement in the risk factor titled “The success of our business will depend on our ability to create brand awareness” that you ability to compete effectively and generate revenue will be based upon your ability to create awareness of our products distinct from those of your competitors.  It appears that your agreement with Chris Andersen is material to your marketing and branding initiatives.  Accordingly, please file a copy of the agreement.  If you do not believe the company is substantially dependent on this agreement, please provide an analysis supporting your determination.

Response: Complied with. We have filed a copy of our agreement with Chris Anderson as Exhibit 10.6 to Amendment No. 1 to the Form S-1.

Distribution, page 12

18.
We note your April 12 press release, “DC Brands International Announces It Has linked a Selling and Marketing Agreement With Industry Leader Acosta.”  It appears that this agreement is material to the company’s business.  Accordingly, please revise your disclosure to provide a description of the material terms of the agreement.  In addition, please file a copy of the agreement.  If you do not believe the company is substantially dependent on this agreement, please provide an analysis supporting your determination.

Response:    Complied with.  We have revised our disclosure to provide a description of the material terms of the agreement.  We have also filed a copy of the agreement as Exhibit 10.7 to Amendment No. 1 to the Form S-1.

United States Securities and
  Exchange Commission
June 22, 2010

19.
We note your March 8 press release, “DC Brands International Announces It Has Received a $1,128,600 Purchase Order” regarding a purchase order from Cold Front Distribution, LLC. It appears that your relationship with Cold Front Distribution is material to the company’s business. Accordingly, please revise your disclosure to provide a description of the material terms of any contractual arrangements with Cold Front Distribution. In addition, please file a copy of any agreements governing this relationship. If you do not believe the company is substantially dependent on this relationship please provide an analysis supporting your determination.

Response:    The Company does not believe it will be dependent upon its relationship with Cold Front Distribution as it expects to derive a substantial  portion  of its revenue from its relationship with Acosta.  After receiving the large purchase order from Cold Front Distribution, the Company was approached by Acosta to engage Acosta to perform services for warehouse direct sales. Upon entering into an agreement with Acosta, the Company terminated the large purchase order with Cold Front Distribution, which was disclosed in a press release on April 13, 2010.  The Company will continue to use Cold Front Distribution as a distributor but expects to derive a substantial portion of its revenue from warehouse direct sales.  The Company has not and currently does not have any written agreements with Cold Front Distribution.  The terms of each order that is placed with Cold Front Distribution are negotiated at the time of the placement of the order.

20.
Please identify any other parties providing distribution or bottling services to the company.  If you are substantially dependent on some or all of these parties, please file copies of any contractual arrangements and describe the material terms of each.  If you do not believe the company is substantially dependent on these arrangements, please provide an analysis supporting your determination.  Additionally, please indicate whether any such parties accounted for 10 percent or more of your revenues if the loss of such customer would have a material adverse effect on your business.

United States Securities and
  Exchange Commission
June 22, 2010

Response:    We have identified the third party that supplies our bottles.  However, the name of our co-packers, cap manufacturer and other suppliers have not been disclosed as we believe that the disclosure of such information may place us at a competitive disadvantage.  The Company is in a highly competitive industry. If the identity of our co-packers, cap manufacturers or suppliers were to be disclosed, competitors, many of whom have greater financial resources than the Company, would obtain distinct competitive advantages because they will be able to learn the identity of the Company’s suppliers and possibly negotiate favorable terms and possibly place  large quantity purchases with the Company’s suppliers making supply of products unavailable to the Company.   Inasmuch as the Company has no commitment from its co-packers, cap manufacturer or any supplier for a specified quantity, the disclosure of the identity of suppliers could place the Company at risk of losing its purchasing ability and any competitive advantages that it  has gained through its relationship with its co-packers, cap manufacturer or suppliers.  Therefore, public disclosure of the identity of the suppliers could result in substantial harm to the Company. As a result of the competitive nature of the Company’s business, the terms of its purchase orders with its suppliers is often determined after protracted negotiations that are influenced by various factors.  The Company believes that it has been able to negotiate the provisions of its purchase orders on terms that will result in the Company obtaining certain economic advantages.  Disclosure of the identity of the co-packers, cap manufacturer or other suppliers will provide the Company’s competitors with information that could be exploited to prevent the Company from realizing the benefits it has sought to obtain under its purchase orders.

However, we do not believe that we are substantially dependent on our bottle supplier, co-packers, cap manufacturer or any supplier because alternative bottle suppliers, co-packers and cap manufacturers could be obtained.   In fact, in the recent past we have use three different co-packers and have identified two additional co-packers that could meet our demands. We have also identified alternative suppliers of bottles and manufacturers of our caps.   We do not have any written contractual arrangements with the bottle supplier, co-packers of cap manufacturer and enter into purchase orders that are at negotiated prices at the time each order is placed.

Sources and Availability of Raw Materials and Suppliers, page 12

21.
We note your statement that you do not have any written agreements with any of your suppliers.  Regardless, please identify your principal suppliers of raw materials.  If you are substantially dependent on some or all of these parties, please expand your disclosure to describe the material terms of the relationship or arrangement.  If you do not believe the company is substantially dependent on such arrangements, please provide an analysis supporting your determination.

Response: We have identified several alternative suppliers for each raw material. Therefore, we are not dependent upon any one supplier. Please see response to number 20.

United States Securities and
  Exchange Commission
June 22, 2010

22.
Please identify the party or parties manufacturing your bottles and your patented bottle cap.  We note your statement that your do not have any written agreement with the manufacturer, however, it appears that this arrangement is material to the company’s business.  Accordingly, please revise your disclosure to provide a description of the material terms of the arrangement.  If you do not believe the company is substantially dependent on this arrangement, please provide an analysis supporting your determination.

Response: Please see the response to number 20.

Trademarks and Patent, page 13

23.	Please expand your disclosure to include the expiration of the design patent for the fliptop cap.

Response: Complied with. We have expanded our disclosure to include the expiration date of the design for the patent of the fliptop cap, which is September 15, 2022.

Regulation, page 13

24.
You disclosed that “Generally, Under DSHEA, dietary ingredients that were on the market before October 15, 1994 may be sold without FDA pre-approval and without notifying the FDA.” Please expand your disclosure to disclose whether your products contain pre-approved dietary ingredients or whether your products are subject to FDA pre-approval and notification prior to marketing. Alternatively, provide a discussion of the company’s determination that the ingredient is generally regarded as safe by qualified experts. Please provide this analysis for each ingredient, product or supplement that is subject to such regulation and review.

Response: Complied with. We have expanded our disclosure to disclose that our products contain pre-approved dietary ingredients.

25.
You state that your activities are also regulated by various agencies of the states and localities in which your products are sold.  Please expand your disclosure to disclose the specific activities or categories of activities that are subject to regulation.

United States Securities and
  Exchange Commission
June 22, 2010

Response: Complied with. We have expanded our disclosure to disclose the specific activities that are subject to regulation.

Market Price of Common Stock and Other Stockholder Matters, page 15

26.
 Please provide the market information required by Item 201(a) of Regulation S-K. In addition to the high and low quarterly sales information, please also provide the average daily trading volume for the shares in order to fully describe the market for your shares.

Response: Complied with. We have provided the high and low quarterly sales chart and the average daily trading volume for the shares for a three month period.

Management’s Discussion and Analysis or Plan of Operation
Liquidity and Capital Resources, Current and Future Financing Needs, page 17

27.
Please expand your disclosure to disclose the amount and terms of your currently outstanding debt pursuant to the notes payable described in Note 6 to the Consolidated Financial Statements.  Your disclosure should include the lenders, interest rates, maturity dates, other material terms and the portion of principal due in the next three years.

Response:   Complied with. We have expanded our disclosure to disclose the amount and terms of our current outstanding debt, including a description of lenders, interest rates, maturity dates and the portion of principal due within the next 3 years.

Critical Accounting Policies and Estimates, page 17

28.
Your disclosure appears to duplicate the significant accounting policies as described in Note 1 to the financial statements.  As noted in Section V of Financial Reporting Release 72, disclosure of critical accounting estimates should supplement the description of accounting policies already disclosed in the notes to the financial statements and provide greater insight in the quality and variability of information regarding financial condition and operating performance.  Further, your disclosures should address material implications of uncertainties associated with the methods, assumptions and estimates’ underlying the company’s critical accounting measurements.  Consistent with Section V of FR-72 please consider the following disclosures:

United States Securities and
  Exchange Commission
June 22, 2010

●	Disclose your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonable likely to result for its application over time.
●	Specifically address why your accounting estimates or assumptions bear the risk of change.
●	Analyze, to the extent material such factors as how accurate the estimate/assumption has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future.
●	Analyze the estimate/assumption specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have material effect.

Response: We have revised the disclosure in our Critical Accounting Policies and Estimates.

Accounts Receivable, page 18

29.	Please disclose the receivables that are past due at each balance sheet date.

Response: Complied with. We have disclosed the receivables that are past due at each balance sheet date.

Directors, Executive Officers, Promoters and Control Persons, page 19

30.	Please revise the introductory language to clarify that the chart and biographical information includes executive officers and directors.

Response: Complied with. We have revised the language to include executive officers and directors.

31.	Please update the titles of each individual to include all positions held by that individual including director.

Response: Complied with. We have updated the titles of each Executive officer and director.

United States Securities and
  Exchange Commission
June 22, 2010

32.	For Messrs. Pearce, Alcamo, Brantley and Papilion, please revise your disclosure to disclose each individual’s term of service as a director as required by Item 401(a) of Regulation S-L.

Response: Complied with. We have revised our disclosure to disclose each individual’s term of service as a director.

33.
For Messrs. Pearce, Alcamo, Brantley and Papilion, please revise your disclosure to include all information required by Item 401(e) of Regulation S-K including each director’s particular and specific experience, qualifications, attributes or skills that let the board to conclude that the person should serve as director.

\
Response: Complied with. We have revised our disclosure to include each director’s experience, qualifications, attributes and skills that allow each director to serve as a director.

34.	With respect to each director, provide the disclosure required by Item 407(a) of Regulation S-K regarding director independence.

Response: Complied with. We have provided disclosure regarding director independence.

35.	Please revise the biographical information of Robert Nikkel to delete the reference to “Dr. Bob.”

Response: Complied with. We have deleted the reference to “Dr. Bob.”

Executive Compensation
Employment Agreements, page 21

36.
You state that your do not yet have “key person” life insurance for any of your executive officers or key employees in the risk factor titled “Our performance is dependent upon certain key employees…” You disclose further on page 21 and page F-11 that Mr. Pearce is entitled to a $2.5 million life insurance policy at your expense, of which you are a 50% beneficiary and person designated by him is the other 50% beneficiary. Please reconcile these disclosures. Additionally, please confirm that all premium payments for the life insurance policy for Mr. Pearce are included in “All Other Compensation” in the summary compensation table, or alternatively, please revise your disclosure to include such amounts.

United States Securities and
  Exchange Commission
June 22, 2010

Response:    Complied with.  We have reconciled the disclosure regarding Mr. Pearce’s life insurance policy to clarify that although entitled to receive payment for such premiums to date no such payments have been made.

37.
Please revise the disclosure regarding payments to Mr. Pearce upon termination other than for cause to reflect the provisions set forth in Section 10(i) of the Employment Agreement with Mr. Pearce.  Further, please expand the disclosure to clarify the grounds upon which Mr. Pearce would be entitled to triple the entire amount remaining due under the Employment Agreement.

Response:    Complied with. We have revised our disclosure regarding payments to Mr. Pearce upon termination other than for cause to reflect the provisions set forth in Mr. Pearce’s Employment Agreement and have further expanded the disclosure to clarify the grounds upon which Mr. Pearce would be entitled to triple the entire amount remaining due under the Employment Agreement

38.	Please provide the information and table disclosing compensation of directors as required by Item 402(R) of Regulation S-K.

Response: Complied with. We have added language that no compensation has been received by the directors. Since no compensation was received we have omitted a director’s compensation table.

Determination of the Offering Price, page 22 and 24

39.
Please delete your disclosure under the subheading “Determination of the Offering Price,”  Since the shares will be sold at market price in negotiated transaction, no offering price has been determined, and this disclosure is not appropriate.  Please also delete the repetitive section on Page 24.

Response: Complied with. We have deleted our reference to determination of the offering price on page 22 and 24.

Certain Relationships and Related Party Transactions, page 25

40.	Please revise your disclosure to clarify that the $0.05 royalty per bottle cap is payable at 2.5 cents to each of Messrs. Pearce and Alcamo.

United States Securities and
  Exchange Commission
June 22, 2010

Response: Complied with. We have clarified our disclosure to include that Messrs. Pearce and Alcamo receive 2.5 cents each as a royalty payment per bottle cap.

41.
You state that you had related party payable of $1,659,277 at December 31, 2009consisting primarily of deferred salaries payable and royalties payable to your officers.  Please expand your disclosure to identify all related parties to whom payables are owed and discuss how all such amounts were accrued, including further discussion of the accrual of amounts owed to Messrs. Pearce and Alcamo.

Response: Complied with. We have expanded our disclosure to identify all of the related parties to whom payables are owed and discussed how such amounts were accrued, including the accrual of amounts owed to Messrs. Pearce and Alcamo.

42.	Please expand your disclosure of the license agreement with Messrs. Pearce and Alcamo.

Response: Complied with. We have expanded our disclosure of the License Agreement with Messrs. Pearce and Alcamo.

Description of Securities
Series A Preferred Stock, page 26

43.
Please disclose, if true, that the Series A Preferred Stock have no conversion or redemptions rights at the option of either the holder or the company.  Alternatively, please expand your disclosure to describe any such rights associated with the Series A Preferred Stock.

Response: Complied with. We have expanded our disclosure to describe the rights associated with our Series A Preferred Stock.

Consolidated Financial Statements

44.	Please update your financial statements for the interim period ending March 31,2010.

Response: Complied with. We have updated our financial statements for the interim period ending March 31, 2010

United States Securities and
  Exchange Commission
June 22, 2010

Consolidated Statements of Stockholders’ Deficit, page F-5

45.	Please explain why you recorded the $375,844 debit to stockholders’ equity under the column “additional issuances” in 2009 with regards to stock issued in exchange for services.

Response: Complied with. We have added disclosure to the footnote to explain why the Company recorded the $375,844 debit to stockholders’ equity under the column “additional services” in 2009.

Note 1. Business and Significant Accounting Policies

Revenue Recognition, page F-6

46.	Please disclose the return policy for your products and your historical experience with regards to returns. Also disclose how you factored potential returns into your revenue recognition policy.

Response:  We have added disclosure regarding our return policy and historical experience regarding returns. The Company accepts returns if the item is damaged.  Historically returns have not been material and are recorded when the items are returned.

Recent Accounting Pronouncements, page F-9

47.
Please expand your disclosures to list the recently issued accounting standards that management evaluated per guidance provided by SAB Topic 11M.  The object of the disclosure should be to (1) notify the reader of the disclosure documents that a standard has been issued which the registrant will be required to adopt in the future and (2) assist the reader in assessing the significance of the impact that the standard will have on the financial statements of the registrant when adopted.  At a minimum your disclosures should provide:

•	A brief description of the new standard, the date that adoption is required and the date that the registrant plans to adopt, if earlier.

United States Securities and
  Exchange Commission
June 22, 2010

•	A discussion of the methods of adoption allowed by the standard and the method expected to be utilized by the registrant, if determined.
•
A discussion of the impact that adoption of the standard is expected to have on the financial statements of the registrant, unless not known or reasonably estimable.  In that case, a statement to that effect may be made.

Response: Complied with. We have expanded the disclosure as requested.

Note 4. Intangibles Assets, page F-10

48.
Your disclosure that your “engaged an outside valuation firm to value the individual intangible assets” equates to the use of an expert and reliance on the information the expert provided.  Please include the name of the valuation firm in the “Experts” section of your amended Form S-1.  Also, include a consent from the valuation firm in your exhibits.  Alternatively, please remove all reference to the outside valuation firm thereby taking responsibility for the values allocated to the intangible assets acquired.

Response: We have removed all references to the outside valuation firm. Please note that the assets referred to were written down to 0.

Note 6 Notes Payable, page F-12

49.
We note that several of your note payables are past due.  Please disclose any default penalties or feed that may be sanctioned against the registrant for not paying the notes upon maturity.  Also disclose your plan of action for paying the past due notes. Also, include this discussion in the Liquidity and Capital Resources section.

Response: Complied with. We have added the disclosure requested.

Note 7. Income Taxes, page F-14

50.
Please revise your document to provide all disclosures in accordance with ASC740-10-50 Income Taxes.  Disclosures should include, but not be limited to, information about your deferred tax assets and liabilities, operating loss, tax credit carry forward, current and deferred tax benefit, and unrecognized tax benefits.

Response: Complied with. We have revised the document to include the requested disclosure.

United States Securities and
  Exchange Commission
June 22, 2010

Note 8, Stockholders’ Equity

Issuances of Common Stock, page F-14

51.
Please revise your disclosures to reconcile the issuance of 4,650,000 shares of common stock representing services provided in the amount of $360,000 to the consolidated statements of stockholders’ deficit which states that 4,650,000 shares of common stock were issued for $718,000.

Response: Complied with. The disclosure has been revised to reconcile the two disclosures.

52.
Please revise your disclosures to correct the value of the 2,000,000 shares of common stock issued to employees or further advise us about how you calculated the value.  You disclose that 2,000,000 shares of common stock were issued to employees for services in 2008 at $.18 per share for value of $184,000.  Based on this data the computation seems incorrect in that the value of the 2,000,000 shares should be $360,000.

Response: Complied with. The disclosure has been revised to change the computation to $360,000.

Warrants, page F-16

53.
Please disclose how the warrant liability is determined here and in critical accounting policies and estimates.  Also, disclose other significant terms about the warrants, such as but not limited to, the exercise prices, expiration date and if the contract must be satisfied with the issuance of registered shares.  Additionally, disclose how the registrant will satisfy the warrant contracts if the variable number of shares that must be issued, according to the contract term, exceeds the remaining unissued common stock.

Response:    Complied with.  We have added disclosure  regarding the significant terms of the warrants.  The Company recognizes that the variable number of shares that must be issued, according to the warrant contract terms, could exceed the remaining unissued common stock. The Company is considering taking action to increase its number of authorized shares.  However, no decision has been reached as to this matter and it is the intent of the Company to reach a decision shortly.

United States Securities and
  Exchange Commission
June 22, 2010

54.
Please include the warrant agreement that covers the 58,670,000 warrants issued in conjunction with your common stock in 2009 or further advise us about the warrant agreement filed at Exhibit 3.9.  The agreement filed at Exhibit 3.9 covers a maximum of 4,000,000 warrants so it does not appear to have relevance to the warrants issued in 2009.

Response:    Complied with.  Please be advised that each warrant specifies the number of shares that the  individual purchaser is purchasing and does not reference the aggregate number of shares to be issued in the offering.  We have included all forms of warrant that have been used in connection with the warrants issued during 2009.

Exhibits

Exhibits 10.1 License Agreement

55.
Please confirm that Section 6.1 of the License Agreement, which indicates that such section was intentionally omitted, was omitted from the agreement and not omitted for purposes of filing the agreement as an exhibit to the registration statement.  If such section was omitted for purposes of filing the agreement, please submit a confidential treatment request.  Staff Legal Bulletins No. 1 and 1A (CF), dated February 28, 1997 and July 11, 2001, respectively, set forth the Division of Corporation Finance’s views regarding the proper preparation of a confidential treatment request for information required to be included in a filing.  Information in the bulletin should assist you in preparing your request, if needed.  The bulletin is available on the SEC website at http://www.sec.gov.  Please select “Staff Legal Bulletins,” and then select “SLB 1” and “SLB 1A.”

Response:    This shall confirm that Section 6.1 of the License Agreement was omitted from the agreement and not omitted for purposes of filing the agreement as an exhibit to the registration statement.  Therefore, no request for confidential treatment will be submitted.

United States Securities and
  Exchange Commission
June 22, 2010

* * *
    We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

    If you have any questions or need additional information, please contact the undersigned at (212) 907-6457.

Sincerely,

Hank Gracin

HG:ckg
Enclosures

cc:  DC Brands International, Inc.